

November 25, 2009

<u>Via Facsimile (215) 864-9166 and US Mail</u>
George Jensen
Chairman & Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA
19355

> **Re: USA Technologies, Inc.**
> **Definitive Additional Materials**
> **Filed November 20 and 24, 2009**
> **File No. 1-33365**

Dear Mr. Jensen:

We have conducted a limited review of your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Messrs. Tirpak and Thomas or the Shareholder Advocates for Value Enhancement filed a Schedule 14A to solicit proxies for purposes of, among other things, electing their slate of directors to your board at your upcoming annual meeting. Please be advised that you are required to file a supplement to your Schedule 14A (tagged as a "DEFR14A") and include in your revised proxy materials disclosure regarding the contest that is material to a shareholder's voting decision. For example, please include disclosure required by Items 4(b) and 5(b) of Schedule 14A.

2. Please refer to our previous comment. Please ensure that the revised filing clarifies whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

Definitive Additional Materials

3. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support with respect to the following non-exhaustive list of statements you make:

- "[t]he Company is a leader in our market…," and,

- "[r]ecently, the Company successfully negotiated a contract with one of its largest suppliers…[t]his will result in <u>immediate</u> and <u>significant</u> gross profits…" (emphasis added).

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

4. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please delete or provide a sufficient basis in future filings for your assertions. In this regard, we note references to the "grossly misleading" information contained in the dissidents' filings and the statement in the letter to shareholders dated November 24, 2009 that implies the dissidents' nominees are not independent.

Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the

disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Justin P. Klein, Esq.
    Ballard Spahr LLP (via facsimile)